

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2022

Ya Li
Chief Executive Officer and Chairman of the Board
Lichen China Ltd.
B2306, Block B
Tower 3, Jinjiang Wanda Plaza Commercial Complex
888 Century Avenue
Meiling Street, Jinjiang City
Fujian Province, PRC 362000

>   **Re: Lichen China Ltd.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed June 15, 2022**
>   **File No. 333-264624**

Dear Mr. Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1

Trading in our securities may be prohibited..., page 45

1.   We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "noninspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Material Tax Consequences Applicable to U.S. Holders of our Ordinary Shares, page 125

2.   Your disclosure indicates that this section is the opinion of Ortoli Rosenstadt LLP with respect to matters of U.S. federal income tax. If this is the opinion of Ortoli, please file a short-form or long-form opinion as an exhibit. If this is not the opinion of Ortoli, please revise the disclosure accordingly.

Exhibit Index, page II-1

3.   The opinion states that it is limited to the application of the Securities Act and the rules and regulations of the SEC promulgated thereunder. The opinion must opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement, which, in this case, appears to be New York. Please have counsel revise the opinion accordingly. Refer to Section II.B.1.f of Staff Legal Bulletin 19.

 You may contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William S. Rosenstadt